Filed pursuant to Rule 433

Registration No. 333-208200

Issuer Free Writing Prospectus dated November 30, 2015

Relating to Preliminary Prospectus Supplement dated November 30, 2015

ROPER TECHNOLOGIES, INC.

PRICING TERM SHEET

Issuer:	Roper Technologies, Inc.
Format:	SEC Registered
Trade Date:	November 30, 2015
Settlement Date (T+5)*:	December 7, 2015
Ratings (Moody’s/S&P)**:	Baa2 / BBB

Senior Notes due 2020

Securities:	Senior Notes due 2020 (“2020 Notes”)
Principal Amount:	$600,000,000
Maturity Date:	December 15, 2020
Coupon:	3.000%
Benchmark Treasury:	UST 1.625% due November 30, 2020
Benchmark Treasury Yield:	1.658%
Spread to Benchmark Treasury:	T + 135 basis points
Yield to Maturity:	3.008%
Price to Public:	99.962%
Interest Payment Dates:	June 15 and December 15, beginning June 15, 2016
Optional Redemption:	The 2020 Notes will be redeemable at the issuer’s option, in whole or in part, at any time or from time to time prior to November 15, 2020 (one month prior to the maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after November 15, 2020 (one month prior to the maturity date), the issuer may redeem the 2020 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2020 Notes, plus accrued and unpaid interest thereon to the date of redemption.
CUSIP# / ISIN#	776743 AA4 / US776743AA47

Senior Notes due 2025

Securities:	Senior Notes due 2025 (the “2025 Notes”)
Principal Amount:	$300,000,000
Maturity Date:	December 15, 2025
Coupon:	3.850%
Benchmark Treasury:	UST 2.250% due November 15, 2025
Benchmark Treasury Yield:	2.220%
Spread to Benchmark Treasury:	T + 165 basis points
Yield to Maturity:	3.870%
Price to Public:	99.834%
Interest Payment Dates:	June 15 and December 15, beginning June 15, 2016
Optional Redemption:	The 2025 Notes will be redeemable at the issuer’s option, in whole or in part, at any time or from time to time prior to September 15, 2025 (three months prior to the maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after September 15, 2025 (three months prior to the maturity date), the issuer may redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2020 Notes, plus accrued and unpaid interest thereon to the date of redemption.
CUSIP# / ISIN#	776743 AB2 / US776743AB20

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	Barclays Capital Inc.
Mizuho Securities USA Inc.
SunTrust Robinson Humphrey, Inc.

*	We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this term sheet or the following business day should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Wells Fargo Securities, LLC at 1-800-645-3751 or Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848.